FIRST AMENDMENT TO THE DISTRIBUTION AGREEMENT

This Amendment to the Distribution Agreement (“Amendment”) is entered into and effective as of May 27, 2015, by and between Cross Shore Discovery Fund, a Delaware statutory trust (the “Trust”), on behalf of the Cross Shore Discovery Fund, the sole series of the Trust (the “Fund”), Cross Shore Capital Management, LLC, a Delaware limited liability company, the investment adviser to the Trust (the “Adviser”), and Unified Financial Securities, Inc., an Indiana corporation (the “Distributor”).

WHEREAS, the Trust, the Adviser, and the Distributor entered into a Distribution Agreement dated January 30, 2015 (the “Agreement”) pursuant to which the Distributor provides certain services to the Trust; and

WHEREAS, the parties now desire to amend the Agreement in a manner more particularly described below;

NOW THEREFORE, in consideration of the mutual covenants and promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.	Amendment to Section 2.5 Titled “Fees and Expenses of the Adviser.” Effective immediately, Section 2.5 titled “Fees and Expenses of the Adviser,” as contained in the Agreement, is hereby amended to include the following:

“The Distributor agrees to waive any compensation and expense reimbursements payable to it by the Adviser pursuant to Exhibit A (the “Compensation”) to the extent that the payment of any such Compensation would cause total compensation payable to the Distributor under this Agreement to exceed 2.5% of the Fund’s gross offering proceeds (the “Waiver”).

The Waiver shall remain in effect until such time that the Distributor no longer serves as the principal underwriter of the Fund’s shares’ provided, however, the Distributor may amend the Waiver upon the written request of the Trust and the Adviser to ensure continued compliance with underwriting compensation limitations applicable to closed-end investment companies.”

2.	Amendment to Exhibit A titled “Distribution Fee Schedule.” Effective immediately, Exhibit A to the Agreement is hereby deleted and replaced with revised Exhibit A, as attached hereto.

3.	Capitalized Terms. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement. In the event of a conflict between the terms and conditions of this Amendment and the terms and conditions of the Agreement, the terms and conditions of this Amendment shall control solely with respect to the subject matter addressed herein. Except as specifically amended by this Amendment, the terms and conditions of the Agreement shall remain in full force and effect.

4.	Counterparts. This Amendment may be executed in one or more counterparts, each of which,

when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute a single agreement. A copy of this Amendment executed by a party that is provided to the other party via facsimile or other electronic means shall have the same effect as the originally executed copy of this Amendment.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed by its duly authorized representative.

	CROSS SHORE DISCOVERY FUND		CROSS SHORE CAPITAL MANAGEMENT, LLC

By:	/s/ Bryan Haft	By:	/s/ Neil Kuttner
	Bryan Haft		Neil Kuttner
	Treasurer		Managing Member

Date:	06/03/15	Date:	06/03/15

UNIFIED FINANCIAL SECURITIES, INC.

By:	/s/ Kerric Kynard
Kerric Kynard
President

Date:	06/03/15

EXHIBIT A

DISTRIBUTION FEE SCHEDULE

Amended as of May 27, 2015

Additional services not contemplated in this schedule will be negotiated on a case-by-case basis

I.	Fees – Standard [1] [3]

Annual Basis Points Fee:

0.01% of month end net assets of each Trust series

Subject to Annual Minimum of: [2]

$15,000 per Trust series

[1]	Fees do not include out-of-pocket expenses which include but are not limited to: printing, postage and handling, shipping, record storage, legal expenses associated with negotiating customized agreements with selling group counterparties, regulatory filing fees and all other expenses incurred on behalf of the Trust. Additional fees not contemplated in this schedule will be negotiated on a per occurrence basis.
[2]	Minimum fees include the initial compliance review cycle of four quarterly fact sheets, management discussion and analysis (MD&A) as well as two pages per month. Trust level pricing is quoted based on number of portfolios and related business requirements.

Additional Services:

• Conversion of existing business	- Quoted based on business requirements
• Advertising compliance review (including fund websites)	$150 per hour
• Expedited advertising review (including fund websites)	- $250 per hour
• FINRA and other filing fees	- Pass through
• Licensing of associated persons (Unified accepts only series 6, 7, and 63)	- $250 per month*
• Travel and out-of-pocket expenses	- Pass through when associated with the compliance audit of registered person
• Customized or adhoc reporting	- Quoted based on scope
• Production of quarterly fact sheets	- $1,500 per quarter
• Electronic advertising campaign	- $2,500 per campaign
• Event-based internal wholesaling	- $500 - $5,000 per event
• Customized RIA list	- $500 per list
• Platform conference representation	- Quoted based on conference

*	Registration fees as well as state licensing fees are pass through expenses.
[3]	The Distributor agrees to waive any compensation and expense reimbursements payable to it by the Adviser pursuant to Exhibit A (the “Compensation”) to the extent that the payment of any such Compensation would cause total compensation payable to the Distributor under this Agreement to exceed 2.5% of the Fund’s gross offering proceeds (the “Waiver”).

The Waiver shall remain in effect until such time that the Distributor no longer serves as the principal underwriter of the Fund’s shares’ provided, however, the Distributor may amend the Waiver upon the written request of the Trust and the Adviser to ensure continued compliance with underwriting compensation limitations applicable to closed-end investment companies.